Exhibit 99.2

Item 7 Information

The securities being reported on by the reporting persons herein as parent holding companies are owned, or may be deemed to be beneficially owned as follows:

Company	Type of Company
Commonwealth Bank Officers Superannuation Corporation Pty Limited	EP (AU registered)
ASB Bank Limited	BK/HC (NZ registered)
ASB Group Investments Limited	IA (NZ registered)
Capital 121 Pty Limited	HC (AU registered)
Colonial First State Group Limited	HC (AU registered)
Avanteos Investments Limited	IA (AU registered)
Colonial First State Asset Management (Australia) Limited	IA (AU registered)
Realindex Investments Pty Limited	IA (AU registered)
Colonial First State Investments Limited	IA (AU registered)
ASB Holdings Limited	HC (NZ registered)